Hadler@gibsondunn.com

February 11, 2009

(202) 955-8589	[16084-00175]

(202) 530-9526

VIA EDGAR AND HAND DELIVERY

Mr. David L. Orlic
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

Re:	Computer Sciences Corporation
Registration Statement on Form S-4
Filed December 16, 2008
File No. 333-156186

Dear Mr. Orlic:

On behalf of Computer Sciences Corporation (the “Company”), this letter responds to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated January 12, 2009, setting forth comments to the Registration Statement on Form S-4 (the “S-4”) filed by the Company with the Securities and Exchange Commission on December 16, 2008.  Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.  Page references in our responses are to the revised prospectus included in Amendment No. 1 to the S-4 (the “Amendment No. 1”), which is being filed today by electronic submission.

General

1.             We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company will file the supplemental letter via electronic submission today.

Forward-Looking Statements, page ii

2.             The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Page ii has been revised to omit the reference to the safe harbor.

The Exchange Offer, page 2

3.             You disclose that the offer will be open for at least 30 days.  However, in certain circumstances, 30 days could amount to less than 20 full business days.  Furthermore, as currently represented, the offer could be open for less than 20 full business days due to the stated expiration time of 5:00 p.m. rather than midnight on what ultimately may be the twentieth full business day following commencement of the offer.  Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer.  See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

We confirm that the exchange offer will be open at least through midnight on the twentieth full business day following the commencement of the exchange offer.  We also confirm that the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Description of the Exchange Offer

Terms of the Exchange Offer, page 13

4.             You reserve the right “to delay accepting any outstanding notes.”  Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).  For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

The Company has revised the disclosure on page 14 to clarify the circumstances in which the Company would delay acceptance and confirms that any such delay will be consistent with Rule 14e-1(c).

Conditions to the Exchange Offer, page 14

5.             We note in the prior subsection your reservation of the right to amend the terms of the offer.  Similarly, we note that, in this section, you state that the exchange offer will remain open for at least three business days following any waiver of the conditions.  Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

The Company has revised the disclosure on page 14 to reflect the Staff’s comment.

6.             All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.  Please revise your disclosure accordingly.

The Company has revised the disclosure on page 14 to reflect the Staff’s comment.

Procedures for Tendering Outstanding Notes

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Outstanding Notes, page 19

7.             You state that the letter of transmittal will require each tendering note holder to represent that it has reviewed the prospectus.  While the staff does not object to language confirming that tendering note holders agree with the terms of the offer, representations that operate as disclaimers or waivers of rights are inappropriate.

Accordingly, disclosure here and in the letter of transmittal should be revised to delete the language requiring the note holder to represent that it has reviewed the prospectus.

The Company has revised the disclosure on page 20 of the S-4 and on pages 1 and 7 of the Letter of Transmittal to omit the requirement that each tendering holder represent that it has reviewed the prospectus.

Withdrawal of Tenders, page 23

8.             We note the disclosure indicating that any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes “as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.”  Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable.  Please revise here and throughout the document, as necessary.  Similar language appears in the Letter of Transmittal.

The Company has revised the disclosure on pages 14, 22 and 23 of the S-4 and page 14 of the Letter of Transmittal to state that it will exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable.

*****

Please do not hesitate to contact the undersigned ((202) 955-8589) or Andrew L. Fabens ((212) 351-4034) with any questions.

Sincerely,

/s/ Howard B. Adler
Howard B. Adler

Enclosures

cc:	William L. Deckelman, Jr. – Computer Sciences Corporation
M. Louise Turilli – Computer Sciences Corporation
Andrew L. Fabens – Gibson, Dunn & Crutcher LLP